UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 Par Value

(Title of Class of Securities)

067774109

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, Amendment No. 3 thereto, filed with the SEC on February 1, 2010, Amendment No. 4 thereto, filed with the SEC on February 25, 2010, Amendment No. 5 thereto, filed with the SEC on March 31, 2010, and Amendment No. 6 thereto, filed with the SEC on May 6, 2010 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”) and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel,” and together with YAAF II, “Yucaipa”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). Yucaipa, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds and YAAF II LLC are referred to in this Schedule 13D as the “Reporting Persons.” Capitalized terms used and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

  On May 5, 2010, counsel for Yucaipa sent the following letter to the Company’s General Counsel & Corporate Secretary:

Jennifer Daniels

General Counsel & Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

Re: Yucaipa v. Riggio

Dear Ms. Daniels:

As you are aware, this firm represents the plaintiffs in the above action. As you also are aware, our clients’ representatives sent several letters to the Barnes & Noble, Inc. (“B&N”) Board and, on March 29, 2010, had a meeting with two directors during which they expressed concerns about and asked for clarification of B&N’s Shareholder Rights Plan (the “Poison Pill”).

Unfortunately, the B&N Board rejected plaintiffs’ request to amend the Poison Pill to allow Yucaipa to purchase additional shares up to the amount owned by the Riggio family. In addition, the Riggios and the B&N Board refused to provide clear answers to plaintiffs’ questions and concerns, thus necessitating the above litigation.

In an effort to narrow the issues and have a clear understanding of B&N’s position, we request responses to the following questions within two business days:

1.        Between now and the 2010 Annual Meeting (“2010 Meeting”), is any member of the Riggio family permitted to acquire additional shares of B&N Stock (other than through the exercise of options already granted) without triggering the Poison Pill? If a member of the Riggio family is permitted to acquire such shares, (a) who can purchase such shares and (b) what is the corporate benefit of allowing such purchase for a member of the Riggio family while prohibiting our clients (and other stockholders) from making additional purchases resulting in ownership above 20%?

2.        Do you agree that our clients can, without triggering the Poison Pill, do the following:

  (a)        Communicate and coordinate fully and freely with other B&N Stockholders about issues of common concern that our clients or other stockholders may wish to bring before stockholders at the 2010 Meeting, including (i) potential nominees to serve on a slate of directors for election at the 2010 Meeting and proposals, and (ii) a vote on the Poison Pill;

  (b)        Communicate, coordinate and reach agreements or understandings with other B&N stockholders regarding a joint slate of directors and other stockholder proposals to be voted on at the 2010 Meeting; and

  (c)        Communicate, coordinate and reach agreements or understandings with other B&N stockholders to jointly share some or all of the expenses of a proxy contest in connection with the 2010 Meeting.

If B&N’s position is that Yucaipa cannot engage with other B&N stockholders in one or more of the above activities without triggering the Poison Pill, please specify which of the actions identified above would trigger the Poison Pill and the corporate purpose or benefit in prohibiting Yucaipa and other stockholders from engaging in such actions.

3.        Will B&N intend to put the Poison Pill up for a stockholder vote at the 2010 Meeting? If the Poison Pill is not approved at the 2010 Meeting, will the Board of Directors immediately redeem the Poison Pill?

4.        When does B&N currently anticipate that it will hold the 2010 Meeting and what is the anticipated record date for that meeting?

We look forward to your prompt response.

Very truly yours,

/s/ David K. Robbins
David K. Robbins

cc:	Barnes & Noble, Inc. Board of Directors
Ron Burkle
Robert Bermingham

Except as set forth above or as previously disclosed, none of the Reporting Persons has any present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Exhibit Index

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).